Exhibit 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

	Quarter
	Ended	Fiscal Years Ended in December
	April 1, 2018	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Earnings (loss) before income taxes	(88,388)	786,150	692,489	603,915	539,988	351,822

Add:
Fixed charges	28,633	119,473	114,933	112,319	108,780	120,422
Subtract:
Earnings (losses) from equity investees net of distributed income	6,556	23,270	19,240	16,545	(9,178)	(2,386)

Total	$(66,311)	882,353	788,182	699,689	657,946	474,630

Fixed charges:
Interest expense	22,809	98,268	97,405	97,122	93,098	105,585
Rental expense representative of interest factor	5,824	21,205	17,528	15,197	15,682	14,837

Total	28,633	119,473	114,933	112,319	108,780	120,422

Ratio of earnings to fixed charges	*	7.39	6.86	6.23	6.05	3.94

*	Earnings for the quarter ended April 1, 2018 were inadequate to cover fixed charges by $94.9 million.